Exhibit 99.4
THIRD AMENDMENT TO
2017 AMENDMENT AND RESTATEMENT OF
AVERY DENNISON CORPORATION
EMPLOYEE SAVINGS PLAN
WHEREAS, Avery Dennison Corporation (the “Company”) sponsors and maintains the Avery Dennison Corporation Employee Savings Plan (the “Plan”) for the exclusive benefit of its eligible employees; and
WHEREAS, it is now necessary to amend the Plan to update the in-service withdrawal rules; and
WHEREAS, the amendment does not involve an increase in cost of Plan benefits; and
WHEREAS, Section 17.2 of the Plan permits the chief executive officer of Avery Dennison Corporation to adopt amendments as necessary to bring the Plan into conformity with legal requirements or to improve the administration of the Plan, provided that no such amendment involves an increase in cost of benefits provided by the Plan.
NOW, THEREFORE, pursuant to the power and authority reserved to the Company’s board of directors and the power delegated to the Company’s chief executive officer under Section 17.2 of the Plan, the Plan is hereby amended as follows, effective as of January 1, 2019 except as otherwise provided below:
1.    Section 1.28(b)(iii) of the Plan is hereby amended as follows:
(iii)    that is made upon financial hardship of the Employee in accordance with Treas. Reg. Sec. 1.401(k)-1(d)(3),

2.    Section 1.33 of the Plan is amended as follows:
(a)    “Hardship” of a Participant as determined by the Administrator in its discretion on the basis of all relevant facts and circumstances and in accordance with the following nondiscriminatory and objective standards, uniformly interpreted and consistently applied, and without regard to the existence of other resources which are reasonably available to the Participant in question, shall mean any one or more of the following:
(i)    Unreimbursed expenses previously incurred for (or necessary to obtain) medical care described in Code Section 213(d), determined without regard to the limitations in Section 213(a) (relating to the applicable percentage of adjusted gross income and the recipients of the medical care) for him, his spouse or his dependents (as described in Code Section 152 but without regard to Code Sections 152(b)(1), (b)(2) and (d)(1)(B));
(ii)    Costs directly related to the purchase (excluding mortgage payments) of a principal residence for him;
(iii)    Payment of tuition, room and board expenses and related educational fees for up to the next twelve months of post-secondary education for him, his spouse, children or dependent (as described in Code Section 152 but without regard to Code Sections 152(b)(1), (b)(2) and (d)(1)(B));

(iv)    Payments necessary to prevent his eviction from his principal residence, or foreclosure on the mortgage of his principal residence;
(v)    Payments for burial or funeral expenses for his parent, spouse, children or dependent (as described in Code Section 152 without regard to Code Section 152(d)(1)(B)); or
(vi)    Expenses for the repair of damage to his principal residence that would qualify for the casualty deduction under Code Section 165 (determined without regard to Code Section 165(h)(5) and whether the loss exceeds 10% of adjusted gross income).
(b)    A financial need shall not fail to qualify as immediate and heavy merely because such need was reasonably foreseeable by the Participant or voluntarily incurred by him.
3.    Effective November 15, 2019, Section 6.8 of the Plan is amended as follows:
Section 6.8    Application of Forfeitures
Amounts forfeited in any Plan Year under Sections 12.2(a)(iii), 13.2 and 16.6 shall be applied under Section 5.1(b) or (c) to reduce the Company’s contribution for such Plan Year and shall be allocated under Sections 6.3(b) and/or (c), as applicable, as if part of such contribution for such Plan Year. Alternatively and as determined by the Administrator, any portion of such forfeitures may be used to pay reasonable administrative expenses of the Plan or to reduce the Company’s special contributions under Section 16.14.
4.    Sections 9.2, 9.3 and 9.4 of the Plan are amended as follows:
Section 9.2    General Rules for Withdrawals
All withdrawal shall be subject to the Rules of the Plan. Application for withdrawals shall be made in the manner prescribed by the Administrator. Any administrative fee to process the withdrawal will be deducted from the requesting Participant’s account balance, or, if such balance is insufficient to cover the amount of the fee, shall reduce the amount of the withdrawal itself.
Section 9.3    Unrestricted Withdrawals
Once each Plan Year, and, if the Administrator determines that a Hardship has occurred, on one additional occasion in such Plan Year, a Participant who is an Employee of the Company or a Company Affiliate may withdraw (a) all or a portion of his ATS Account and (b) all or any portion of his Company Contributions Account (as described in Supplement H) and such other Accounts described in any Supplement.
Section 9.4    Hardship Withdrawals
    (a)    Any Participant who is an Employee of a Company or a Company Affiliate shall be permitted to make a cash withdrawal on account of Hardship.

    (b)    The amount of the Hardship withdrawal can be up to one hundred percent of the following Participant accounts:

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(i)    his PTS Account;
(ii)    his Rollover Account;
(iii)    his ATS Account;
(iv)    his Company Contributions Account described in Supplement H;
(v)    his Dennison ESOP Accounts described in Supplement E; and
(vi)    such other accounts described in any Supplement;

but shall not exceed the amount which is necessary to satisfy the Hardship (including any amounts necessary to pay any federal, state or local income taxes or penalties reasonably anticipated to result from the distribution).

(c)    Before being eligible for a Hardship withdrawal, the Participant must obtain all currently available distributions (including distributions of cash dividends under Section 6.4 but excluding other Hardship distributions) currently available under all plans within the meaning of Treas. Reg. Section 1.401(k)-1(d)(3)(iv)(F) maintained by the Company or any Company Affiliate.
5.    Section 9.9 of the Plan is amended as follows:
Section 9.9    Withdrawals from Investment Funds
The Rules of the Plan shall designate the order of withdrawal from the available Investment Funds when a Participant makes a withdrawal.

Executed at Glendale, California, this 15th day of November 2019.

AVERY DENNISON CORPORATION
By: /s/ Mitchell R. Butier
Mitchell R. Butier
Chairman, President and Chief Executive Officer
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